SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 30, 2008

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: August, 2008 By: __________________________________

Name: Eduardo Villegas Contte

Title: Finance Director

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2008 AND 2007

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2008 AND 2007

INDEX

Limited Review Report

Unaudited Consolidated Interim Balance Sheets

Unaudited Consolidated Interim Statements of Income

Unaudited Consolidated Interim Statements of Cash Flows

Unaudited Notes to Consolidated Interim Financial Statements

Exhibits A, D, E, F, G and H

Unaudited Interim Balance Sheets

Unaudited Interim Statements of Income

Unaudited Interim Statements of Changes in Shareholders' Equity

Unaudited Interim Statements of Cash Flows

Unaudited Notes to Interim Financial Statements

Exhibits A, C, D, E, F, G and H

Summary of Activity

LIMITED REVIEW REPORT

To the Board of Directors and Shareholders of

MetroGAS S.A.

  We have reviewed the accompanying balance sheets of MetroGAS S.A. at June 30, 2008 and 2007, and the related statements of income, of changes in shareholders' equity and of cash flows for the six-month periods then ended and the complementary Notes 1. to 15. and Exhibits A, C, D, E, F, G and H. We have also reviewed the accompanying consolidated balance sheet of MetroGAS S.A. and its subsidiary at June 30, 2008 and 2007, and the related consolidated statements of income and of cash flows for the six-month periods then ended, which are submitted as supplementary information. These interim financial statements are the responsibility of the Company's management.

  We conducted our review in accordance with the standards established by Technical Resolution No 7 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas. A review of interim financial information consists principally of applying analytical procedures and making inquires of personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

  The changes in Argentine economic conditions and the amendments made by the National Government to the License under which the Company operates mentioned in Note 2. to the interim financial statements, mainly the suspension of the original regime of tariff actualization, have affected the Company's economic and financial equation. Management is in the process of renegotiating certain terms of the License with the National Government to counteract the negative impact of those circumstances. As of the date of issuance of the accompanying financial statements it is not possible to predict the outcome of such renegotiation process, nor determine its final implications on the Company's operations and results. Also, the Company has prepared its projections in order to determine the recoverable value of its non-current assets, based on forecasts of the outcome of that renegotiation process. We are not in a position to determine whether the assumptions used by management to prepare those projections will take place in the future and, consequently, whether the recoverable value of non-current assets exceeds their respective net carrying values.

  Based on the work done, and on our examinations of the Company's financial statements for the years ended December 31, 2007 and 2006, on which we issued our report dated March 6, 2008 containing exceptions due to the circumstances mentioned in paragraph 3., we report that:

  with the exception of the matters described in paragraph 3., we are not aware of any material modifications that should be made to the interim financial statements of MetroGAS S.A. as of June 30, 2008 and 2007, and the consolidated interim financial statements of MetroGAS S.A. and its subsidiary, as mentioned in paragraph 1., for them to be in conformity with accounting principles generally accepted in Argentina;

  the information included for comparative purposes as of December 31, 2007 arises from the audited financial statements of MetroGAS S.A. at that date.

  The accompanying interim financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from accounting principles generally accepted in other countries, including the United States of America.

Buenos Aires, Argentina

August 7, 2008

PRICE WATERHOUSE & CO. S.R.L. By (Partner)

Carlos N. Martinez

METROGAS S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2008 AND 2007

Fiscal year No. 17 commenced January 1, 2008

Principal activity: Provision of natural gas distribution services

Registration with the Public Registry of Commerce:

By-laws: December 1, 1992

Last amendment: July 29, 2005

Duration of Company: Until December 1, 2091

Parent company: Gas Argentino S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in Common Stock as of June 30, 2008

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of Ps.

Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of June 30, 2008	569,171

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2008 AND 2007

Changes in Common Stock
Subscribed, registered and paid-in
Thousands of Ps.
Common Stock as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A.	12
Common Stock increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3,030, Corporations Book 112, Volume A.	388,212
Common Stock increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9,566, Corporations Book 115, Volume A.	124,306
Capitalization of the Adjustment to Common Stock approved by the Shareholders' Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.	56,641
Common Stock as of June 30, 2008	569,171

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEETS AS OF

JUNE 30, 2008 AND 2007 AND AUDITED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2007

June 30, 2008	December 31, 2007	June 30, 2007
	Thousands of Ps.		
ASSETS			
CURRENT ASSETS			
Cash and deposits in banks (Note 3 a))	31,303	28,997	51,460
Investments (Note 3 b))	32,547	319	20,379
Trade receivables, net (Note 3 c))	190,309	148,924	168,009
Other receivables (Note 3 d))	8,066	18,169	33,396
Inventories, net (Note 3 e))	3,297	3,230	3,047
Total current assets	265,522	199,639	276,291
NON-CURRENT ASSETS			
Other receivables (Note 3 f))	175,181	154,069	147,603
Fixed assets, net (Exhibit A)	1,647,654	1,653,273	1,657,707
Total non-current assets	1,822,835	1,807,342	1,805,310
Total assets	2,088,357	2,006,981	2,081,601
LIABILITIES			
CURRENT LIABILITIES			
Debts			
Accounts payable (Note 3 g))	155,341	134,737	185,018
Financial debt (Note 3 h))	6,410	5,809	16,833
Payroll and social security payable	13,761	13,493	11,025
Taxes payable (Note 3 i))	45,686	35,288	43,388
Other liabilities	6,729	7,431	4,221
Total debts	227,927	196,758	260,485
Provision for contingencies (Exhibit E)	59,606	50,385	45,930
Total current liabilities	287,533	247,143	306,415
NON-CURRENT LIABILITIES			
Accounts payable (Note 5)	7,921	8,289	16,171
Financial debt (Note 3 j))	716,073	730,998	717,770
Taxes payable	25,252	30,255	36,426
Total non-current liabilities	749,246	769,542	770,367
Total liabilities	1,036,779	1,016,685	1,076,782
MINORITY INTEREST	603	804	879
SHAREHOLDERS' EQUITY	1,050,975	989,492	1,003,940
Total	2,088,357	2,006,981	2,081,601

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

June 30,	
	2008	2007
	Thousands of Ps.	
Cash flow from operating activities		
Net income for the period	61,483	30,235
Financial debt interest expense accrued during the period	28,869	29,231
Income tax accrued during the period	(1,485)	(422)
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	587	421
Depreciation of fixed assets	34,423	36,616
Net book value of fixed assets retired	374	417
Allowance for doubtful accounts	567	582
Allowance for inventory obsolescence	41	(478)
Allowance for disposal of fixed assets	2,075	3,446
Contingency provision	9,571	3,061
Materials consumed	1,147	237
Holding results generated by liabilities	-	(23)
Exchange differences on financial operations	(23,434)	9,777
Discount of long term financial debt result	7,720	7,184
Discount of long term other receivables result	(2,672)	-
Changes in assets and liabilities		
Trade receivables	(41,952)	(37,320)
Other receivables	16,175	(23,616)
Inventories	(1,223)	116
Accounts payable	18,494	20,873
Payroll and social security payable	268	(512)
Taxes payable	3,514	17,805
Other liabilities	(16,466)	(933)
Interest payable and other	-	58
Contingency provision	(350)	(27,853)
Minimum notional income tax paid for the period	(4,429)	(3,319)
Net cash provided by operating activities	93,297	65,583
Cash flow used in investing activities		
Increase in fixed assets	(31,285)	(23,785)
Net cash used in investing activities	(31,285)	(23,785)
Cash flow used in financing activities		
Loans	416	-
Payment of loans	(193)	(12,300)
Interest paid for the period	(27,701)	(30,292)
Net cash used in financing activities	(27,478)	(42,592)
Increase (decrease) in cash and cash equivalents	34,534	(794)
Cash and cash equivalents at the beginning of the year	29,316	72,633
Cash and cash equivalents at the end of the period	63,850	71,839

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

NOTE 1 - CONSOLIDATION BASES

As a consequence of the constitution of MetroENERGÍA S.A. ("MetroENERGÍA") on April 20, 2005, registered in the Public Registry of Commerce on May 16, 2005, a company in which MetroGAS S.A. ("MetroGAS" or the "Company") holds 95% of the Common Stock, the Company has consolidated its balance sheets line by line as of June 30, 2008 and 2007 as well as its statements of income and cash flows for the six months ended on June 30, 2008 and 2007 with the financial statements of the controlled company, following the procedure established in the Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA").

The consolidated financial statements includes assets, liabilities and results of the following controlled company:
	Percentage participation on
Issuing company	Capital	Votes
MetroENERGÍA S.A.	95	95

NOTE 2 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its consolidated financial statements, which were applied consistently with those for the same period of the previous year.

2.1. Preparation and presentation of consolidated financial statements

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions of the National Securities Commission ("CNV").

The consolidated interim financial statements for the six months ended June 30, 2008 and 2007 have been subject to limited reviews. Management estimates that such interim financial statements include all the necessary adjustments to fairly present the results of each period. The results for the six months ended June 30, 2008 and 2007 do not necessarily reflect the proportion of the Company's results for the full years.

2.2. Accounting estimates

The preparation of consolidated financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the consolidated financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and the contingency provision. Actual future results might differ from estimates and evaluations made at the date of preparation of these consolidated financial statements.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

2.3. Recognition of the effects of inflation

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the consolidated financial statements as of June 30, 2008 and 2007.

The rate used for restatement of items was the internal wholesale price index ("IPM") published by the National Institute of Statistic and Census.

2.4. Comparative information

Balances as of June 30 and December 31, 2007 and results for the six months ended June 30, 2007 disclosed in these consolidated financial statements for comparative purposes, arises from the financial statements as of such dates.

In accordance with professional accounting standards, the Company shows the information included in the unaudited consolidated interim balance sheet as of June 30, 2008 in comparative format with that as of December 31 and June 30, 2007, since it is engaged in seasonal activities.

Certain amounts in the consolidated financial statements for the six months ended on June 30, 2007 were reclassified for presentation on a comparative basis with those for the current period-end.

2.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the period.

Units in common investment funds were valued at their market value at the end of the period.

Saving accounts and time deposits were valued at their nominal value plus interest accrued at the end of the period.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period -end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The balance for this item included in trade receivables corresponds to bonuses for consumption and/or additional charges for excess consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Transportation Trust Fund within accounts payable corresponds to the collected amounts, pending of deposit.

Additionally to his own behalf, MetroENERGÍA, trades, on behalf of producers and/or third buying parties, natural gas, receiving a fee included under the line headed Sales in the Statements of Income. Trade receivables and accounts payable generated in this way have been valuated following the general criterion above mentioned.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts resulting from the financial debt restructuring process, corresponding to Negotiable Obligations Series 1 and 2 were valued based on the amounts payables discounted using the market interest rate that reflects at the initial moment of the transaction the evaluation over the time value of the money and the specific risks of the debt.

Financial debts not included in the financial debt restructuring process, corresponding to Negotiable Obligations Series A and B were valued at nominal value plus financial results accrued at the end of the period. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued at period-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

Values thus obtained incorporating financial results accrued through period-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

g) Inventories

Warehouse materials were valued at their period-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each period.

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 2.3. to consolidated financial statements has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 2.3. to consolidated financial statements except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 2.3.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the six months ended June 30, 2008 and 2007 amounted to Ps. 1,413 thousand and to Ps. 1,043 thousand respectively and thousand to Ps. 2,276 for the year ended December 31, 2007.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 2.3. to consolidated financial statements.

Net value of fixed assets does not exceed its economic utilization value at the end of the period.

i) Income tax

The Company and its controlled company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences of the allowance for doubtful accounts, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by: i) temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment accounting of the financial results (interest and exchange differences) capitalized under those items and ii) discount of financial debt, valued at their nominal value in accordance with tax purposes.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these consolidated financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Other	Valuation Allowance	Total
	Thousand of Ps.
Balances as of December 31, 2007	29,857	13,767	17,301	9,543	180	(29,857)	40,791
Movements of the period	(26,133)	2,857	3,241	(819)	(220)	26,133	5,059
Balances as of June 30, 2008	3,724	16,624	20,542	8,724	(40)	(3,724)	45,850

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Deferred liabilities
	Fixed assets	Financial debt	Other	Total
	Thousands of Ps.
Balances as of December 31, 2007	(8,711)	(25,689)	276	(34,124)
Movements of the period	(450)	2,986	3	2,539
Balances as of June 30, 2008	(9,161)	(22,703)	279	(31,585)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 3,724 thousand at the end of the period and Ps. 29,857 thousand at the beginning of the year. That tax loss carry forward can be offset against profits for future years, expiring in 2009.

The realization of deferred tax assets, including the mentioned tax loss carry forward, depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets amounting to Ps. 3,724 thousand at the end of the period and Ps. 29,857 thousand at the beginning of the year.

Net deferred assets at the end of the period derived from the information included in the preceding tables amount to Ps. 14,265 thousand and Ps. 6,667 thousand at the beginning of the year.

Below is the reconciliation between income tax credit in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Below is the reconciliation between income tax credit in results and the income tax determined for fiscal purpose:

The Company, in accordance with the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liability been recognized in this item, its value would amount to Ps. 284 million at the end of the period and Ps. 291 million, at nominal values, at the beginning of the year. The difference of Ps. 7 million would have impacted in the result of the period.

j) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum notional income tax accrued during the period and paid in previous years as a credit, since it estimates that it could be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables and could be computable as a down payment of income tax expiring between the years 2012 and 2018.

k) Severance pay

Severance payments made to employees are expensed as incurred.

l) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

m) Contingency provisions

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these consolidated financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the consolidated financial statements.

n) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period.

Volumes delivered were determined based on gas volumes purchased and other data.

o) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciations of fixed assets that are restated following the guidelines indicated in Note 2.3. to consolidated financial statements.

2.6. Basic and diluted income per share

Basic and diluted income per share is calculated based on weighted average shares at June 30, 2008 and 2007, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

2.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are as follows:

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Sales operations from MetroGAS to MetroENERGÍA were valued according to tariffs applied by MetroGAS to its commercial operations with third parties under the legislation in force.

In turn, there is a Professional Service Agreement between MetroGAS and MetroENERGÍA for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA`s operations. This agreement was valued under reasonable market conditions for this type of services.

NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

Investments bearing interest according to the following detail: 1) "BODEN" at an annual rate of 4.0% as of June 30, 2008 and December 31, 2007, and at an annual rate of 1.06% as of June 30, 2007 2) time deposits at an annual average rate of 17.3% as of June 30, 2008, and 7.8% as of June 30, 2007 and; 3) common investment funds with an average annual yield of 10.4% as of June 30, 2008, 9.3% as of December 31, 2007 and 8.5% as of June 30, 2007.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9 to the primary financial statements and Taxes payable in relation to the Occupancy of public space levy and Study, revision and inspection of works in public spaces levy payment facilitation plans (Note 15.3 to primary financial statements).

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of June 30, 2008, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These consolidated financial statements include the following transactions with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A..

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of June 30, 2008, December 31, 2007 and June 30, 2007 from transactions with related companies are as follows:

EXHIBIT A

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION					NET BOOK VALUE 06-30-08
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE PERIOD: ANNUAL RATE (1)	FOR THE PERIOD: AMOUNT (2)	ACCUMULATED AT END OF PERIOD	
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	75,564	-	-	-	75,564	21,484	-	2.0%	702	22,186	53,378
High pressure mains	269,887	-	3,470	(170)	273,187	155,914	(36)	2.22% to 10%	5,008	160,886	112,301
Medium and low pressure mains	1,562,839	-	17,377	(9,787)	1,570,429	444,312	(3,781)	1.19% to 10%	18,208	458,739	1,111,690
Pressure regulating stations	58,682	-	72	-	58,754	32,260	-	4% to 12.5%	948	33,208	25,546
Consumption measurement installations	330,559	-	612	(199)	330,972	114,860	(84)	2.85% to 5%	6,030	120,806	210,166
Other technical installations	46,930	-	8	-	46,938	35,735	-	6.7%	1,457	37,192	9,746
Machinery, equipment and tools	26,631	-	381	(75)	26,937	24,913	-	6.67% to 20%	187	25,100	1,837
Computer and telecommunications equipment	153,389	-	3,846	(583)	156,652	146,662	(575)	5% to 50%	1,210	147,297	9,355
Vehicles	9,695	-	921	(1,202)	9,414	9,033	(1,154)	10% to 20%	147	8,026	1,388
Furniture and fixtures	5,456	-	-	-	5,456	5,422	-	10% to 20%	5	5,427	29
Materials	7,132	10,521	(7,409)	(88)	10,156	-	-	-	-	-	10,156
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	46,681	15,947	(15,957)	-	46,671	-	-	-	-	-	46,671
Advances to fixed assets suppliers	112	4,817	(3,981)	-	948	-	-	-	-	-	948
Subtotal	2,611,272	31,285	(660)	(12,104)	2,629,793	990,595	(5,630)	-	33,902	1,018,867	1,610,926
Distribution network extensions constructed by third parties	57,555	-	1,111	(8)	58,658	10,748	(2)	1.82% to 2.38%	572	11,318	47,340
Offsetting item for distribution network extensions	(4,175)	-	(451)	-	(4,626)	(294)	-	2% to 2.38%	(51)	(345)	(4,281)
Allowance for obsolescence of materials (Exhibit E)	(582)	(32)	-	7	(607)	-	-	-	-	-	(607)
Allowance for disposal of fixed assets (Exhibit E)	(9,748)	(2,075)	-	6,099	(5,724)	-	-	-	-	-	(5,724)
Total as of June 30, 2008	2,654,322	29,178	-	(6,006)	2,677,494	1,001,049	(5,632)	-	34,423	1,029,840	1,647,654
Total as of December 31, 2007	2,609,071	51,656	-	(6,405)	2,654,322	934,671	(5,422)	-	71,800	1,001,049	1,653,273
Total as of June 30, 2007	2,609,071	20,339	-	(3,597)	2,625,813	934,671	(3,180)	-	36,616	968,106	1,657,707

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

EXHIBIT D

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007

CURRENT INVESTMENTS

EXHIBIT E

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007

ALLOWANCES

MAIN ACCOUNT	06-30-08				12-31-07	06-30-07
	BALANCE AT BEGINNING OF YEAR	INCREASE	DECREASE	BALANCE AT END OF PERIOD	BALANCE AT END OF YEAR	BALANCE AT END OF PERIOD
	Thousands of Ps.					
Deducted from assets						
For doubtful accounts	20,359	567 (1)	-	20,926	20,359	25,085
For tax on banking transaction to be recovered	1,435	-	(1,435)	-	1,435	1,435
For variation of Turnover tax for Province of Buenos Aires	1,481	-	(1,481)	-	1,481	1,481
For obsolescence of materials						
Inventories	1,620	9 (2)	-	1,629	1,620	1,551
Fixed assets	582	32 (2)	(7)	607	582	618
For disposal of fixed assets	9,748	2,075 (3)	(6,099)	5,724	9,748	2,574
Valuation allowance on deferred income tax assets	29,857	(26,133) (4)	-	3,724	29,857	- 132,234
Total	65,082	(23,450)	(9,022)	32,610	65,082	164,978
Included in liabilities						
For contingencies						
Executive proceedings	7,951	1,985	(350)	9,586	7,951	8,223
Turnover tax GCABA	-	5,497	-	5,497	-	-
Rates and charges	19,116	538	-	19,654	19,116	18,648
Income tax - Doubtful accounts deduction	5,882	171	-	6,053	5,882	4,686
Others	17,436	1,380	-	18,816	17,436	14,373
Total contingencies	50,385	9,571 (5)	(350)	59,606	50,385	45,930

Notes:

(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Sundry materials of Exhibit H.
(3) Charged in results in the line Operating expenses - Others of Exhibit H
(4) Charged in results in the line Income tax (Note 2.5.j)).
(5) Charged in results in the line Contingencies reserve of Exhibit H thousands of $ 8,962 and in financing and holdings results - Others thousand of $ 609.

EXHIBIT F

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

OPERATING COST

EXHIBIT G

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007

FOREIGN CURRENCY ASSETS AND LIABILITIES

EXHIBIT H

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

EXPENSES INCURRED

MAIN ACCOUNT	06-30-08						06-30-07
		OPERATING EXPENSES					
	FIXED ASSETS EXPENSES	GAS SALES	PROCESSED NATURAL GAS	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
	Thousands of Ps.						
Payroll and other employees benefits	1,017	14,294	-	15,191	12,401	42,903	33,807
Social security contributions	396	3,999	-	3,227	3,504	11,126	8,940
Directors´and members of Surveillance committee fee	-	-	-	380	-	380	317
Fees for professional services	-	161	-	3,391	171	3,723	3,159
Technical operator's fees	-	5,323	-	-	-	5,323	5,284
Sundry materials	-	1,754	-	-	-	1,754	1,791
Fees for sundry services	-	3,946	-	539	3,584	8,069	6,423
Postage, telephone and fax	-	211	-	536	2,301	3,048	2,585
Leases	-	35	-	674	733	1,442	1,225
Transportation and freight charges	-	-	-	244	-	244	206
Office materials	-	218	-	484	50	752	634
Travelling expenses	-	125	-	171	46	342	261
Insurance premium	-	-	-	1,106	-	1,106	1,110
Fixed assets maintenance	-	7,966	-	2,301	48	10,315	9,154
Fixed assets depreciation	-	32,575	-	1,848	-	34,423	36,616
Taxes, rates and contributions	-	1,007	22	3,228	14,681	18,938	19,967
Publicity	-	-	-	-	328	328	280
Doubtful accounts	-	-	-	-	567	567	582
Bank expenses and commissions	-	-	-	43	2,109	2,152	2,152
Contingencies reserve	-	-	-	8,962	-	8,962	4,813
Others	-	(8,492)	-	236	156	(8,100)	(1,746)
Total as of June 30, 2008	1,413	63,122	22	42,561	40,679	147,797	137,560

Total as of June 30, 2007	1,043	62,841	123	37,104	36,449	137,560

METROGAS S.A.

UNAUDITED INTERIM BALANCE SHEETS AS OF JUNE 30, 2008 AND 2007

AND AUDITED BALANCE SHEET AS OF DECEMBER 31, 2007

June 30, 2008	December 31, 2007	June 30, 2007
	Thousands of Ps.		
ASSETS			
CURRENT ASSETS			
Cash and deposits in banks (Note 4 a))	20,971	26,110	44,352
Investments (Note 4 b))	32,247	36	20,109
Trade receivables, net (Note 4 c))	138,711	101,254	133,233
Other receivables (Note 4 d))	23,848	17,175	26,577
Inventories, net (Note 4 e))	3,297	3,230	3,047
Total current assets	219,074	147,805	227,318
NON-CURRENT ASSETS			
Other receivables (Note 4 f))	174,323	152,959	145,784
Investments (Exhibit C)	11,455	15,270	16,693
Fixed assets, net (Exhibit A)	1,647,654	1,653,273	1,657,707
Total non-current assets	1,833,432	1,821,502	1,820,184
Total assets	2,052,506	1,969,307	2,047,502
LIABILITIES			
CURRENT LIABILITIES			
Debts			
Accounts payable (Note 4 g))	125,686	104,184	153,864
Financial debt (Note 4 h))	6,410	5,809	16,833
Payroll and social security payable	13,693	13,429	10,965
Taxes payable (Note 4 i))	40,948	31,030	42,336
Other liabilities	5,942	5,436	3,267
Total debts	192,679	159,888	227,265
Provision for contingencies (Exhibit E)	59,606	50,385	45,930
Total current liabilities	252,285	210,273	273,195
NON-CURRENT LIABILITIES			
Accounts payable (Note 6)	7,921	8,289	16,171
Financial debt (Note 4 j))	716,073	730,998	717,770
Taxes payable	25,252	30,255	36,426
Total non-current liabilities	749,246	769,542	770,367
Total liabilities	1,001,531	979,815	1,043,562
SHAREHOLDERS' EQUITY (as per related statements)	1,050,975	989,492	1,003,940
Total	2,052,506	1,969,307	2,047,502

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

June 30,	
	2008	2007
	Thousands of Ps., except for per share information	
Sales (Note 4 k))	362,924	369,953
Operating cost (Exhibit F)	(235,932)	(243,035)
Gross profit	126,992	126,918
Administrative expenses (Exhibit H)	(42,481)	(37,008)
Selling expenses (Exhibit H)	(38,041)	(32,688)
Operating income	46,470	57,222
Equity in incomes of controlled company	11,160	7,993
Financing and holding results generated by assets		
Holding results	65	192
Discount of long term other receivables result	2,672	-
Interest on commercial operations	3,672	2,729
Interest on financial operations	2,325	1,018
Exchange loss	(144)	(171)
Financing and holding results generated by liabilities		
Holding results	-	23
Interest on commercial operations	-	(37)
Interest on financial operations	(28,868)	(29,231)
Discount of long term financial debt result	(7,720)	(7,184)
Exchange gain (loss) on comercial operations	30	(7)
Exchange gain (loss) on financial operations	23,434	(9,777)
Others	(2,617)	(1,757)
Other income, net	3,210	4,270
Income before income tax	53,689	25,283
Income tax (Note 3.5.j))	7,794	4,952
Net income for the period	**61,483**	**30,235**
Basic income per share (Note 3.6.)	**0.11**	**0.05**
Diluted income per share (Note 3.6.)	**0.11**	**0.05**

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

June 30, 2008	June 30, 2007
	Thousands of Ps.	
Cash flow from operating activities		
Net income for the period	61,483	30,235
Financial debt interest expense accrued during the period	28,868	29,231
Income tax accrued during the period	(7,794)	(4,952)
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in incomes of controlled company	(11,160)	(7,993)
Depreciation of fixed assets	34,423	36,616
Net book value of fixed assets retired	374	417
Allowance for doubtful accounts	567	582
Allowance for inventory obsolescence	41	(478)
Allowance for disposal of fixed assets	2,075	3,446
Contingency provision	9,571	3,061
Materials consumed	1,147	237
Holding results generated by liabilities	-	(23)
Exchange differences on financial operations	(23,434)	9,777
Discount of long term financial debt result	7,720	7,184
Discount of long term other receivables result	(2,672)	-
Changes in assets and liabilities		
Trade receivables	(38,024)	(62,141)
Other receivables	(2,596)	(17,799)
Inventories	(1,223)	116
Accounts payable	21,134	57,985
Payroll and social security payable	264	(521)
Taxes payable	7,640	22,014
Other liabilities	506	110
Interest payable and other	-	58
Contingency provision	(350)	(27,853)
Minimum notional income tax paid for the period	(2,725)	(3,319)
Net cash provided by operating activities	85,835	75,990
Cash flow used in investing activities		
Increase in fixed assets	(31,285)	(23,785)
Net cash used in investing activities	(31,285)	(23,785)
Cash used in financing activities		
Loans	416	-
Payment of loans	(193)	(12,300)
Interest paid	(27,701)	(30,292)
Net cash used in financing activities	(27,478)	(42,592)
Increase in cash and cash equivalents	27,072	9,613
Cash and cash equivalents at the beginning of the year	26,146	54,848
Cash and cash equivalents at the end of the period	53,218	64,461

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10-year period under certain conditions.

MetroGAS' controlling shareholder is Gas Argentino S.A. ("Gas Argentino") who holds 70% of the Common Stock of the Company. The 20%, which was originally owned by the National Government, was offered in public offering as described in Note 10 and the remaining 10% is under the Employee Stock Ownership Plan ("Programa de Propiedad Participada" or "PPP") (Note 13).

As further described in Note 2, Note 8 and Note 14, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far.

The most important mentioned measures were: (i) the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, (ii) the pesification of certain assets and liabilities in foreign currency deposited in the country, and (iii) the pesification of public services prices and tariffs.

As part of the mentioned measures, on January 9, 2002, was enacted Law No. 25,561 Public Emergency Law ("Emergency Law"), rule that was complemented with other Laws, decrees and regulations issued by different Government organism. This group of rules have implied for MetroGAS a substantial change in terms of the License and its relation with the National Government, modifying the program of tariff reward accorded in the Law No. 24,076 (or "Gas Act") and its complementary regulations.

The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) the company profitability. The evolution of tariff renegotiation with the Government is described in Note 8.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its financial statements, which were applied consistently with those for the same period of the previous year.

3.1. Preparation and presentation of financial statements

The financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions issued by the CNV.

The interim financial statements for the six months ended June 30, 2008 and 2007 have been subject to limited reviews. Management estimates that such interim financial statements include all the necessary adjustments to fairly present the results of each period. The results for the six months ended June 30, 2008 and 2007 do not necessarily reflect the proportion of the Company's results for the full years.

3.2. Accounting estimates

The preparation of financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and contingency provision. Actual future results might differ from estimates and evaluations made at the date of preparation of these financial statements.

3.3. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the financial statements as of June 30, 2008 and 2007.

The rate used for restatement of items was the IPM published by the National Institute of Statistic and Census.

3.4. Comparative information

Balances as of June and December 31, 2007 and results for the six months ended June 30, 2007 disclosed in these financial statements for comparative purposes, arises from the financial statements as of such dates.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

In accordance with professional accounting standards, the Company shows the information included in the unaudited interim balance sheet as of June 30, 2008 in comparative format with that as of December 31 and June 30, 2007, since it is engaged in seasonal activities.

Certain amounts in the financial statements for the six months ended on June 30, 2007 were reclassified for presentation on a comparative basis with those for the current period-end.

3.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the period.

Saving accounts deposits and time deposits were valued at their nominal value plus interest accrued at the end of the period.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The balance for this item included in trade receivables corresponds to bonuses for consumption and/or additional charges for excess consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Transportation Trust Fund within accounts payable corresponds to the collected amounts, pending of deposit.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts resulting from the financial debt restructuring process, corresponding to Negotiable Obligations Series 1 and 2 were valued based on the amounts payables discounted using the market interest rate that reflects at the initial moment of the transaction the evaluation over the time value of the money and the specifics risks of the debt.

Financial debts not included in the financial debt restructuring process, corresponding to Negotiable Obligations Series A and B were valued at nominal value plus financial results accrued at the end of the period. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through period-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

Values thus obtained incorporating financial results accrued through period-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

g) Inventories

Warehouse materials were valued at their period-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each period.

h) Non-current investments

The permanent investment in the controlled company MetroENERGÍA has been valuated according to the equity method based on the financial statements as of June 30, 2008, December 31, 2007 and June 30, 2007 issued by the company.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The accounting standards used by MetroENERGÍA for preparing its financial statements are the same used by MetroGAS.

The value thus obtained is less than the respective recoverable value estimated at the end of the period.

i) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3., except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the six months ended June 30, 2008 and 2007 amounted to Ps. 1,413 thousand and to Ps. 1,043 thousand, respectively, and thousand to Ps. 2,276 for the year ended December 31, 2007.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

Net value of fixed assets does not exceed its economic utilization value at the end of the period.

j) Income tax

The Company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences of the allowance for doubtful accounts, iii) the accounting contingency provision and iv) the other non-current receivables discount.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Deferred tax liability is mainly generated by: i) temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment of financial results (interest and exchange differences) capitalized under those items and ii) discount of financial debt, valued at their nominal value accordingly tax purposes.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Other	Valuation allowance	Total
	Thousand of Ps.
Balances as of December 31, 2007	29,857	13,431	17,301	9,543	(1)	(29,857)	40,274
Movements of the period	(26,133)	2,872	3,241	(819)	(39)	26,133	5,255
Balances as of June 30, 2008	3,724	16,303	20,542	8,724	(40)	(3,724)	45,529

Deferred liabilities
	Fixed assets	Financial debt	Other	Total
	Thousands of Ps.
Balances as of December 31, 2007	(8,711)	(25,689)	276	(34,124)
Movements of the period	(450)	2,986	3	2,539
Balances as of June 30, 2008	(9,161)	(22,703)	279	(31,585)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 3,724 thousand at the end of the period and Ps. 29,857 thousand at the beginning of the year. That tax loss carry forward can be offset against profits for future years, expiring in 2009.

The realization of deferred tax assets, including the mentioned tax loss carry forward, depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets amounting to Ps. 3,724 thousand at the end of the period and Ps. 29,857 thousand at the beginning of the year.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Net deferred assets at the end of the period derived from the information included in the preceding tables amount to Ps. 13,944 thousand and Ps. 6,150 thousand at the beginning of the year.

Below is the reconciliation between income tax credit in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

Below is the reconciliation between income tax credit in results and the income tax determined for fiscal purpose:

The Company, in accordance with the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liabilities been recognized in this item, this value would amount to Ps. 284 million at end of the period and Ps. 291 million, at nominal values, at the beginning of the year. The difference of Ps. 7 million would have impacted in the result of the period.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

k) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum notional income tax accrued during the period and paid in previous years as a credit, since it estimates that it could be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables and could be computable as a down payment of income tax expiring between the years 2012 and 2018.

l) Severance pay

Severance payments made to employees are expensed as incurred.

m) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

n) Contingency provision

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the financial statements.

o) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 3.3..

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

p) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period.

Volumes delivered were determined based on gas volumes purchased and other data.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

q) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciation of fixed assets that are restated following the guidelines indicated in Note 3.3..

3.6. Basic and diluted income per share

Basic and diluted income per share is calculated based on weighted average shares at June 30, 2008 and 2007, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are disclosured in Note 2.7 to the consolidated financial statement.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS (Contd.)

June 30, 2008	December 31, 2007	June 30, 2007
	Thousands of Ps.		
Liabilities			
Current liabilities			
g) Accounts payable			
Gas and transportation	51,874	35,813	67,526
Other purchases and services	32,903	39,788	7,068
Related companies (Note 6)	23,648	22,923	19,124
PURE	-	5,660	12,026
Transportation Trust Fund	17,261	-	48,120
	125,686	104,184	153,864
h) Financial debt (Note 9)			
Negotiable obligations (face value) (Exhibit G)	4,030	4,110	12,246
Interest and other expenses payable to foreign financial institutions (Exhibit G)	1,964	1,699	4,587
Overdraft with Argentine financial institutions	416	-	-
	6,410	5,809	16,833
i) Taxes payable			
Value added tax	9,534	4,687	10,160
Occupancy of public space levy tax	6,800	6,457	7,420
GCABA study, revision and inspection of works in public space levy tax	4,870	4,569	5,563
CNG tax	5,515	4,678	4,508
Income tax	5,488	4,379	4,495
Gross receipts tax	3,269	2,726	4,931
Other taxes	5,472	3,534	5,259
	40,948	31,030	42,336
Non-current liabilities			
j) Financial debt (Note 9)			
Negotiable obligations (face value) (Exhibit G)	780,938	804,394	796,040
Negotiable obligations (fair value discount)	(64,865)	(73,396)	(78,270)
	716,073	730,998	717,770
Statements of income			
k) Sales			
Gas sales	229,120		235,079
Transportation and distribution services	93,165		96,812
Other sales	20,380		23,814
Processed natural gas sales	20,259		14,248
	362,924		369,953

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

(Contd.)

Investments bearing interest according to the following detail: 1) "BODEN" at an annual rate of 4.0% as of June 30, 2008 and December 31, 2007, and at an annual rate of 1.06% as of June 30, 2007 and 2) time deposits at an annual average rate of 17.3% and 7.8% as of June 30, 2008 and 2007, respectively.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debt, which are set forth in Note 9 and Taxes payable in relation to the Occupancy of public space levy and Study, revision and inspection of works in public spaces levy payment facilitation plans.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of June 30, 2008, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

MetroGAS holds 95% of the Common Stock of MetroENERGÍA and is therefore the controlling shareholder. The remaining shareholders are BG Argentina S.A. and YPF Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock respectively. MetroGAS renders certain services to MetroENERGÍA.

These financial statements include the following transactions with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A..

  Rendering of services and gas and transportation sales to MetroENERGÍA.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of June 30, 2008, December 31, 2007 and June 30, 2007 from transactions with related companies are as follows:

NOTE 7 - RESTRICTED ASSETS

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a period of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the Producer Price Index ("PPI"), net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

The natural gas distribution system is regulated by the Gas Act, which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of Common Stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

8.2. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten months beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669 was issued by the Government, confirming the terms of this agreement.

With reference to proceedings brought by the Ombudsman, on August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution.

Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter. The resolution of the main issue of the debate is still pending. Notice has been served upon the various licensees to participate in that matter.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

As a result of the measures adopted, mentioned in Note 2, the National Government issued the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiations of utility contracts, passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the National Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the above mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, claiming the PPI adjustment for the years 2000 and 2001, which resolution as of the date of issuance of these financial statements is pending.

8.3. Tariff renegotiation

On February 12, 2002, the Government issued Executive Order No. 293, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services ("CRC").

On July 3, 2003, by means of Executive Order No. 311/03, the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN") was created, aiming at giving advice during the renegotiation process of public works and services contracts and developing a regulatory framework common to all public services. The UNIREN continues the renegotiation process developed by the previous CRC.

During 2002 and 2003, although MetroGAS strictly complied with the submittance of all information required, although the very reports made by the CRC and the UNIREN stated that the gas sector posed no difficulties as to the execution of license contracts and the compliance of conditions and obligations committed, and although licensees, among them MetroGAS, complied with the necessary conditions to continue with the process of renegotiation, it was not possible to go beyond Phase II (submittance of information) of such process.

A temporary tariff increase established by the PEN through Executive Orders No. 2,437/02 and No. 146/03 was not even implemented due to different legal proceedings.

Although there was an exchange of proposals between the parties and the National Government the process is still delayed and 2004, 2005 and 2006 went by without being possible to achieve an agreement.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

The Emergency Law, which was originally to be due in December 2003, was extended consecutively by the approval of different laws, up to December 31, 2008. As a consequence, the renegotiation terms for licenses and concessions of utility services were also extended.

During 2007 and 2008, several draft copies with proposals were exchanged with the UNIREN in order to reach an agreement, but unfortunately, up to this date, it has not been possible to reach the necessary consensus that may satisfy both the interests of the National Government and the ones of the Company and its shareholders.

As of the date of issuance of these financial statements it is neither possible to predict the result of the renegotiation process nor to establish the final implications that the above mentioned rules will have on the Company's operations and results.

8.4. Changes in Regulation

In mid-February 2004 the Executive Power issued two Executive Orders which provisions have influence on the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market ("EGM") to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on a set of resolutions and provisions was issued to regulate the above mentioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts, iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers and vii) approval of the Implementation Agreement of the Electronic Gas Market between the Buenos Aires Stock Exchange and the Energy Secretariat throw which EGM started functioning.

Dated on December 22, 2005, the Energy Secretariat ("ES") passed Resolution No. 2,020/05. Such resolution established a schedule to start purchasing natural gas in a direct way for General Service "P" customers and CNG stations. This process was called "gas unbundling".

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

The schedule stipulated that: a) users with consumptions (during the period April 2003- March 2004) equal or over 30,000m3/month and up to 150,000m3/month had to purchase gas in a direct way as from January 1, 2006, b) users with consumptions (during the same period) equal or over 15,000m3/month and under 30,000m3/month had to purchase gas in a direct way as from March 1, 2006, c) users with consumptions (during the same period) over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they had to purchase gas in a direct way as from March 1, 2006 (extended until April 1, 2006 through Resolution No. 275/06).

Moreover, such Resolution excluded non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions from the spectrum of customers that as from the stated dates have to acquire natural gas directly from producers and/or marketers.

Additionally, Resolution No 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry and stipulated a Mechanism for Assigning Natural Gas to CNG stations, through which, CNG stations get natural gas by means of an offer and demand system within the EGM.

In this context, the process of conforming MetroENERGÍA as a natural gas trading company was finished during 2005, in order to keep the biggest number of customers as possible and count on a proper tool in accordance with the new scenario where the Company has to perform.

Dated February 28, 2006, the Energy Secretariat issued Resolution No. 275/06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2007, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM. This obligation applicable to gas distribution companies was extended to any purchase made under such procedure.

On March 14, 2006 the National Government signed an agreement with natural gas producers and CNG stations to freeze prices for CNG was in force until December 31, 2007.

The procedures established for CNG to acquire natural gas directly from gas producers, with the volumes of gas established by the EGM, are carried out periodically. The most recent was celebrated in May 2008.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

On September 22, 2006 Energy Secretariat issued Resolution No. 1,329/06, by which the following aspects of the industry were regulated: (i) specifies the different concepts that conform natural gas global volumes that producers commit to inject into the transportation system, (ii) sets a priority regime regarding nominations and natural gas nominations' confirmation to be complied with by producers and transportation companies, contemplating a penalty for non-fulfillment of their duties, (iii) categorizes as uninterruptible the "initial minimum reserve" of CNG stations operating in February 2004, (iv) incorporates a mechanism through which natural gas distribution companies will have to register unbalanced volumes resulting from the consumption of CNG stations that are below the distribution companies' nominations; being those unbalanced volumes then invoiced by the corresponding producers to the distribution companies at CNG price, or else compensated between them in the sphere of bargain and sale agreements that they may have in force, and (v) enables natural gas distribution companies to use specific natural gas volumes included in natural gas bargain and sale agreements that users enter into in a direct way with producers, under certain conditions.

Moreover, regarding the so called "trust charges" that natural gas distribution companies charge their industrial customers and thermoelectric generators (and CNG stations , only in the case of trust charges I) on behalf and order of Nación Fideicomisos S.A, according to the provisions that created and ruled them (among others, Law No 26,095, EP Executive Order No 180/2004 and No 1,216/2006, MPFIPyS Resolutions (by the Ministry of Federal Planning of Public Investment and Services) No185/2004, No 2,008/2006 and No 409/2007, ENARGAS Resolution No 3,689/2007 and ENARGAS Notes No 6,398/2007, No 4,381/2007, No 808/2007, No 1,989/2005 and No 3,937/2005), there are cases of MetroGAS`s customers that being compelled to pay such charges have resorted to justice in order to determine such charge as unconstitutional and ask for a non-innovative precautionary measure until a solution is found. In some cases, justice has effectively granted the requested precautionary measures, compelling MetroGAS not to invoice and collect such charges. MetroGAS has been complying with this measure up to this date.

NOTE 9 - FINANCIAL DEBT

The following table sets forth the conditions of the Company's Financial Debt as June 30, 2008 and 2007:
	June 30,
	2008			2007
	Thousands of Ps.	Interest Rate	Maturity	Thousands of Ps.	Interest Rate	Maturity
Negotiable Obligations (1)
Series A	242	9.875%	04/01/2003	1,853	9.875%	04/01/2003
Series B	3,788	7.375%	09/27/2002	10,393	7.375%	09/27/2002
Interest payable	1,964	-		4,587	-

Overdrafts	416	14.5%	-	-
Current financial debt	6,410			16,833

Negotiable Obligations (2)
Series 1	637,808	8% (3)	12/31/2014 (6)	667,610	8% (3)	12/31/2014 (6)
Series 2 Class A	18,920	4% (4)	12/31/2014 (7)	19,346	4% (4)	12/31/2014 (7)
Series 2 Class B	124,210	2.8% (5)	12/31/2014 (7)	109,084	2,8% (5)	12/31/2014 (7)
Actual value discount	(64,865)	-		(78,270)	-
Non current financial debt	716,073			717,770

  Correspond to the Global Program for issuing unsecured non-convertible Negotiable Bonds, approved by the Extraordinary Shareholders` Meeting held on December 22, 1998.

  Correspond to the Global Program mentioned in point (1) extended for 5 years by the Extraordinary Shareholders` Meeting held on October 15, 2004.

  Interest rates for this series are 8% for the years 2006-2010 and 9% subsequently.

  Interest rates for this series are 3% for the year 2006, 4 % for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% subsequently.

  Interest rates for this series are 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.

  The amortization schedule for the principal amount of this series is the following: 5% on June 30 and December 31, 2010, 10% each subsequent June 30, and December 31 until December 31, 2012 and 12.5% each subsequent June 30 and December 31 until December 31, 2014.

  The amortization schedule for the principal amount of this series is the following: 16-2/3% on June 30 and December 31, 2012, 16 2/3% each subsequent June 30 and December 31 until December 31, 2014.

NOTE 9 - FINANCIAL DEBT (Contd.)

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$105,608,445, for cash options received along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company's new debt obligations, which, among others, include the following:

  Mandatory redemption with excess cash: the company will apply an amount of excess cash (not allocated for Restricted Payments) (i) to redeem (ratably among the holders of the Series 1 Notes) any Outstanding Series 1 Notes through note prepayments and (ii) after all Outstanding Series 1 Notes have been paid in full, to redeem (ratably among the holders of the Series 2 Notes) any Outstanding Series 2 Notes through note prepayments, in each case to the extent the Company not used such amount of net available excess cash to make market purchase transactions.

  Limitations on indebtedness: the Company will not be able to incur in additional indebtedness, except in certain specific instances, and not to exceed US$ 20 million.

  Limitations on investments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, MetroGAS will make no Investments other than Permitted Investments. Furthermore, deductible capital expenditures, for the excess cash computation, will not excess US$ 15 million by each computation year.

  Limitations on restricted payments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, restricted payments (including dividends) will be subject to the company's indebtedness ratio.

NOTE 9 - FINANCIAL DEBT (Contd.)

  Limitations on the sale of assets: the Company will not make any asset sale unless the following conditions are met: a) the asset sale is at the fair market value, b) at least 75% of the value under consideration is in the form of cash or Cash Equivalents and, c) such asset sale does not materially and adversely affect the Company's ability to meet these obligations.

  Limitation on transactions with controlling company, controlled company or under common control.

Pursuant to the excess cash provision mentioned on the first bullet, the Company calculated the respective amount for the period begun on April 1st and finished on September 30, 2007, and for the period begun October 1st, 2007 and finished on March 31, 2008. No excess cash was computed as a result. Moreover, all of the mentioned restrictions has been complied by the Company, including the payment obligations acquired under the actual global program of Negotiable bonds.

As of December 31, 2007, the Company carried out market purchases amounting to accumulative principal amount of the Series 1 Notes of US$ 25.4 million. The Company did not carry out market purchases in the six months ended June 30, 2008, and carried out market purchases amounting to US$ 3 million in the same period of the previous year.

NOTE 10 - COMMON STOCK

As of June 30, 2008, the Company's Common Stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.

Class of Shares	Thousands of Ps.
Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Common Stock as of June 30, 2008	569,171

The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total Common Stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's Common Stock, 20% of the Company's Common Stock was distributed in an initial public offering as specified below and 10% of the Company's Common Stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (Note 13).

In accordance with the Transfer Agreement, the Government sold through an initial public offering the 20% of the Company's Common Stock it held, represented by 102,506,059 Class "B" Shares. At the date of these financial statements this Common Stock is property of private investors.

NOTE 10 - COMMON STOCK (Contd.)

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively.

The Company is required to keep in effect the authorization to offer the Company's Common Stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

After the first five years following the transfer date, any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

Dividend distribution in cash will depend on the Company's indebtedness ratio until the Company has redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class "A" shares (representing 51% of Common Stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS' Common Stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

  The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Ashmore Funds") and by Marathon ("Marathon Funds"), by means of which Gas Argentino will cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, Common Stock of the said company representing 30% of its Common Stock post-issuing to Ashmore Funds and transferring 3.65% and 15.35% of MetroGAS' Common Stock, owned by Gas Argentino, to Ashmore Funds and Marathon Funds, respectively. Such agreement was, among other conditions, subject to the approval of the ENARGAS and of the Secretariat of Interior Commerce with prior agreement of the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia - "CNDC"). Through Resolution No 1/097 dated September 14, 2007, the ENARGAS approved the transference of shares, remaining pending the agreement of the CNDC and the approval of the Secretariat of Interior Commerce.

On May 15, 2008, Gas Argentino received a letter from Marathon Funds stating their willingness to terminate the restructuring agreement dated December 7, 2005. Marathon exercised the power as set forth in said agreement, which stated that any holder of the Gas Argentino's financial indebtedness would be able to terminate the agreement if corresponding approvals were not obtained. Consequently, Gas Argentino has to begin a new restructuring process with his creditors.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the Common Stock represented by Class "C" shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class "C" Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class "C" shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year, since inappropriate retained earnings exist.

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class "C" shares until they are fully paid.

Once the Class "C" shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class "B" shares. The decision to convert Class "C" Shares to Class "B" Shares must be taken by the Class "C" shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN (Contd.)

On March 6, 2008, the Board of Directors of MetroGAS approved Class "C" shares conversion to Class "B" shares, requested by the PPP Executive Committee on March 3, 2008.

On May 21, 2008, MetroGAS received a letter from the CNV notifying that share conversion will remain subject to the presentation of the Resolution of National Government approving the fully payment of the outstanding balance of the acquisition price of the Class "C" shares.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS entered into long-term contracts for the purchase of gas and gas transportation services. In order to obtain access to technical expertise required providing its licensed service, MetroGAS entered into the long-term Technical Assistance Agreement referred to below.

14.1. Gas supply

In order to meet gas supply requirements, the Company operates with the following suppliers: YPF, Total Austral, Wintershall Energía, Pan American Energy and other producers in Tierra del Fuego, Neuquén and Santa Cruz.

The Emergency Law contained provisions governing contracts between private parties existing as of its effective date, which provide for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1.

At the time the Emergency Law became effective, the Company was party to a number of such contracts, the most material of which were for the purchase of natural gas, essential to serve Company's customers. Under the provisions established in the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices, and the renegotiations of most of the contracts with the Company's gas suppliers, and subject to the permanent compliance of the National Government with all the obligations it has assumed, gas producers whose contracts have been renegotiated have committed themselves to suspending actions and/or procedures brought against the Gas Distributors for claims resulting from the above mentioned law. As from August 1, 2007, when Resolution No. 599/2007 became effective, this suspension is considered a final waiver.

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Bulletin through which was approved the proposed draft of the "Agreement with Natural Gas Producers 2007-2011", then executed by certain natural gas producers, triggering its enforceability. Basically, the Agreement 2007-2011: i) set forth the volumes to be injected in the points of entry to the transportation system by the natural gas producers for residential and commercial consumers, industries, power plants and CNG supply stations until December 31, 2011 (although with different contractual terms depending the type of consumer), (ii) indicates certain price adjustment parameters depending the type of consumer, and (iii) establishes the mechanisms of natural gas re-routing and additional injections to guarantee the supply of the domestic market in case of shortages. By virtue of said Agreement, the natural gas producers and natural gas distributors should execute gas purchase agreements including its terms and

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

conditions. At the date of issuance of these financial statements, MetroGAS did not execute any of these agreements given the fact that it is our understanding that the offers received from the natural gas producers neither comply with the terms and conditions of the "Agreement with Natural Gas Producers 2007-2011" nor would allow MetroGAS to guarantee the supply of natural gas to its non interruptible consumers, considering the volumes included in said offers.

Contracts that originally due on December 31, 2006 were kept in the same conditions, including prices, until July 31, 2007. As from August 1, 2007, the natural gas producers are supplying natural gas to MetroGAS in the volumes set forth under the Agreement with Natural Gas Producers 2007-2011 and based on several notes issued by the Sub-secretary of fuels and EGM, as delivery arrangements considering that those contracts with gas producers do not exists.

Due to MetroGAS understanding that the volumes, basins of injection and routes of transportation foreseen in the Agreement 2007-2011 would prevent the normal supplying of the non interruptible demand, the Company has carried out presentations to the ENARGAS, the ES and the Fuel Sub secretariat tending to raise this situation and to request its remediation.

Based on these renegotiations, the gas supply contracted as of June 30, 2008 is the following:

Daily average volumes for the years
	2008	2009	2010

MMCM/d (1)	0.32	0.32	0.32
MMCF/d (2)	11.15	11.17	11.17

According to the above-mentioned long-term contracts, the minimum volumes and amounts of natural gas purchases that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the table below:

Daily average volumes for the years
	July-December 2008	2009	2010

MMCM/d (1)	0.28	0.28	0.28
MMCF/d (2)	10.04	10.05	10.05
Amounts committed (3)	2.40	4.39	4.39

(1) Million of cubic meters per day. In order to estimate the volumes, it was considered only contracts in force and not the Energy Secretariat Resolution No 599/07.

(2) Million of cubic feet per day.

(3) Million of pesos. We have considered prices established in the last tariff chart approved by the ENARGAS applicable since July 2005 and effective as of June 30, 2008.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take or pay commitments for gas supplies will lead to significant liabilities for gas not taken as of June 30, 2008.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

14.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2008 and 2021, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of June 30, 2008.

The estimated annual valuation of firm transportation under these contracts is, as follows:

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services contracts, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

14.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of BG holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 thousand or 7% of the amount obtained after subtracting US$ 3,000 thousand from the income before income tax and before financing results. The original contract was in force for a term of eight years from the Takeover Date and was renewed for an additional eight-year term beginning December 28, 2000, in the same terms and conditions of the original agreement.

The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Exhibit H. Transactions and balances with BG International Limited derived from this contract are described in Note 6.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Stamp Tax

On October 12, 2006 MetroGAS was notified of Resolution No. 746/06, pursuant to which the Tax Bureau of the Province of Buenos Aires made a Stamp Tax assessment over different agreements.

On November 3, 2006 MetroGAS answered said assessment providing its defense. On December 5, 2006 MetroGAS was notified of Resolution No. 1,467/06, pursuant to which the Tax Bureau determined the alleged tax difference amounting to Ps. 110,492, plus accrued interest. On January 2, 2007 MetroGAS filed a Motion of Appeal before the Tax Court of the Province of Buenos Aires, which at the date hereof remains unsolved.

On May 18, 2007 MetroGAS took notice of a new Stamp Tax claim of the Tax Bureau against MetroGAS, through which it claims the payment of an alleged tax debt assessed as of November 30, 2006 for the amount of Ps. 235,895.

Pursuant to the aforementioned, MetroGAS registered an allowance for an amount of Ps. 354 thousand to cover this contingency.

15.2. Income Tax - Bad debt deduction

On November 5, 2002, the Federal Tax Authority ("AFIP") informed MetroGAS of the ex-officio ruling that disallowed bad debt deductions on the company's income tax returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of Ps. 854 thousand and Ps. 1,585 thousand, respectively.

The AFIP rejected the bad debt deduction, which was determined by the Company based on the following indicators:

- Disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained.

- Removal of the meter from the location of customers, which owed MetroGAS less than Ps. 1,000.

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts. On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax Court. Likewise, in addition to this, AFIP levied attachments on some of the company's fixed assets. As of June 30, 2008, the residual accounting value amounted to Ps. 16.4 million.

Subsequently, on December 3, 2002, Executive Order No. 2,442/02 was published, replacing Article No.136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives was to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On March 7, 2003 General Resolution No. 1,457 of AFIP was published, establishing the amount in Ps. 1,500. And on June 18, 2004 General Resolution No. 1,693, which increased the deduction amount to Ps. 5,000, was published.

Dated February 16, 2007 Division C of the Prosecuting Court notified MetroGAS its sentence from December 7, 2006 through which this Court accepted as an indicator of the impossibility to collect the removal of gas meters from delayed customers and rejected the one connected to the disappearance of the debtor. In both cases, and considering the nature of this matter and the amounts at issue, and in face of an excusable mistake, the Prosecuting Court annulled the fine applied to MetroGAS. AFIP desisted the appeallation recourse against the decision of the Prosecuting Court that reversed the AFIP's determination respect to removing of the meter from the location of customers, which owed MetroGAS less than Ps. 1,000.

The Prosecuting Court ordered D.G.I., carry out the reassessment of income taxes and compensatory interests in agreement with the criterion that it is established. On August 8, 2007 the D.G.I. notified the reassessment to MetroGAS. Such reassessment did not consider the AFIP General Instruction No. 2/07, issued on March 15, 2007, which allowed the deduction of the credits of up to Ps. 1,500, by non-competitive markets' utilities companies. MetroGAS carried our different filings before the Prosecuting Court requesting a new reassessment considering the above mentioned General Instruction.

Up to the date of these financial statements, the Prosecuting Court did not issue any decision in this regard. Once the reassessment becomes definitive, the parties may appeal before the Chamber of Appeals within the term set forth to such effect. Pursuant to the above mentioned and once the final reassessment carried out by the D.G.I becomes definitive, the Company will appeal against the Court of Appeals, for which it will have to pay the claimed taxes and then, provided a favorable judicial decision is issued, request the reimbursement of the paid amount. Consequently, to cover this contingency, the Company registered a provision for an estimated amount of Ps. 6,053 thousand until the definitive reassessment will be issued by the DGI.

15.3. Study, revision and inspection of works in public spaces levy, and occupancy of public space levy

15.3.1 Study, revision and inspection of works in public spaces levy

In 1997, MetroGAS and several other public service companies entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the Autonomous City of Buenos Aires ("GCABA"). Pursuant to such agreement, the Company agreed to pay the GCABA Ps. 0.5 million per year, to compensate for street work inspection costs.

From 2000 onwards, the GCABA included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCABA.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the study, revision and inspection of works in public spaces levy, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the occupancy of public space levy, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCABA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

As from 2001 MetroGAS has received, from the GCABA, notifications demanding the payment of the study, revision and inspection of works in public spaces levy. Metrogas presented the pertaining administrative appeal against each of the claims made by the GCABA, which were duly rejected, thus having no other administrative appeal to proceed by, legal actions were filed in order to collect the claimed amounts.

During 2007 MetroGAS has executed an agreement whit the GCABA entering into a payment plan in order to cancel the debt corresponding to the period included between February 1, 2000 and December 31, 2006.

The regulatory framework of the gas industry, specifically Art. 41 of the Law No. 24,076 and Art. 9.6.2 of Decree No. 2,255/92, define that the variations of costs originated in changes in the taxes must be reflected in the tariffs. This concept is reinforced by the Supreme Court of Justice of the Nation in cases in which the validity of the Occupancy of public space levy was contested, as it is exposed in point 15.3.2.

MetroGAS considers that an acquired right exists that recognizes the transfer to tariffs of the amounts that eventually must pay for the Study, revision and inspection of works in public spaces levy and for that reason this concept has been recorded as Other non-current credits amounting to Ps. 38,311 thousand (Note 4.f)).

15.3.2 Occupancy of public space levy

15.3.2.1 Government of the Autonomous City of Buenos Aires

In 1998, the GCABA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been objected by several public service companies.

As from 2003 the GCABA has demanded MetroGAS the payment of the occupancy of public space levy. MetroGAS duly presented hierarchical appeals before the administrative office against such demands.

On September 22, 2004 the GCABA notified MetroGAS of the rejection of those administrative appeals duly presented, therefore ending the administrative proceedings and making it possible to file legal actions to collect the requested amounts. On February 28, 2005 it was filed before the lower court of the Government of the Autonomous City of Buenos Aires, an action under administrative law with precautionary measures against the decision taken by the GCABA on September 22, 2004.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On February 2, 2005, a note with copy to ENARGAS and UNIREN was sent to the Energy Secretariat requesting immediate treatment of the transferring of the tax to the tariff. In April 2005, the General Department of Legal Affairs of the Ministry of Economy pronounced itself in favor of the reallocation of tariffs, sending the file to the ENARGAS so as to have a final resolution on this matter.

During 2005, after the notification of the payment received, MetroGAS has executed an agreement whit the GCABA, entering into a payment plan in order to cancel the debt corresponding to the period included between January 1, 1998 and December 31, 2004. As of the date, the Company is paying the installments on a regular basis both, the payment plan and the quarterly ones.

On March 6, 2006 MetroGAS presented a note before the ENARGAS reporting its adherence to the said payment facilitation plans and requesting once again the reallocation on tariffs, this note was reaffirmed by note presented before the ENARGAS dated March 29, 2006. Dated April 28, 2006 the ENARGAS was requested a quick sentence. Dated July 11, 2006 the request for the reallocation on tariffs was repeated.

On November 28, 2006 the ENARGAS requested the submittal of all information and documentation in order to evaluate the impact, resulting from the transfer to tariffs, on customers within the Autonomous City of Buenos Aires. Dated December 1, 2006 MetroGAS presented a note before the ENARGAS with the information and documentation background attached to the file during the whole six years that those administrative proceeding took, including the one requested in the Note. On January 30, 2007 MetroGAS presented a note before the ENARGAS requesting to report if, before taking a decision and in spite of considering that the information and documentation submitted by the company at the first presentation met the stipulations imposed by the legal regulation in order to meet the requirements that would accept the right mentioned under the terms of Sect. No 41 of the Law No 24,076 and Sect. No 9.6.2 of the Distribution License Basic Rules, it was necessary for that Regulatory Authority to count on information and/or proof of documents in addition to the ones already submitted by MetroGAS.

15.3.2.2 Municipality of Esteban Echeverría

Through Resolution No 113/05, dated February 7, 2005, the Municipality of Esteban Echeverría claimed for $ 6,575 thousand (incidental expenses included) concerning the right to occupancy of public spaces corresponding to the period from 2000 to 2004. Dated February 18, 2005 MetroGAS rejected the imposition of such rate on the grounds of what is stipulated by federal standards which are hierarchically superior to the ones included in Municipal ordinances.

On March 28, 2005 the Mayor notified MetroGAS that the arguments set forth by the company were rejected (Executive Order No 465/2005). Against such Executive Order, MetroGAS filed an Appeal for Reconsideration, which was rejected on August 17, 2005, thus ending the administrative proceedings and making it possible to file legal actions to collect the requested amounts.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On March 10, 2006 MetroGAS and the Municipality signed a letter of intention in order to reach an agreement regarding the indebted amounts. On March 30, 2006 the first quarter installment from 2006 was paid and as from that date all the corresponding installments were regularly paid.

In May 2006 the transfer to tariffs was requested to the ENARGAS and in July of the same year a quick response was demanded.

On June 30, 2006 a formal letter was received where the Municipality notified MetroGAS of its debt up to December 31, 2005, and offered two payment plan alternatives. Dated July 10, 2006 a copy of such letter was sent to the ENARGAS so that they could inform the course of action to be taken regarding the payment plans offered and once again the transfer to tariffs was requested.

On December 19, 2006 knowing that the Municipality was about to start legal actions to collect the indebted amount and in order to avoid any setback in the rendering of its service, MetroGAS adhered to a plan of facilities of payment that consists of paying the amounts claimed from the period 2000 to 2005 in four installments. Up to date MetroGAS finished paying the installments under said plan and the corresponding to the years 2006 and 2007, and is paying those ones corresponding to 2008.

15.3.2.3 Municipality of Almirante Brown

The Municipality of Almirante Brown claimed to MetroGAS the payment of the Right of Occupancy and Use of Public Spaces corresponding to fiscal years 2004, 2005 and 2006 considering as taxable base a deemed gas pipeline extension, which resulted higher than the actual one. MetroGAS rejected such claim and informed the actual gas pipeline extension within the jurisdiction of the Municipality for purposes of the re-assessment of the claim.

In April 2007 the Municipality and MetroGAS executed an agreement to formalize MetroGAS' entering into a payment plan which installments have been completely canceled as of December 31, 2007 by MetroGAS.

15.3.2.4 Municipality of Ezeiza

On September 3, 2007 the Municipality of Ezeiza requested to MetroGAS the payment of the Right of Occupancy and Use of Public Spaces corresponding to periods 2000-2006.

On October 9, 2007 MetroGAS and the Municipality executed an agreement through which MetroGAS entered into a payment plan.

MetroGAS has recorded these concepts under the heading Other non current receivables for Ps.61,120 (Note 4.f) thousand for the above mentioned rate corresponding to the Autonomous City of Buenos Aires, the Municipality of Esteban Echeverría, the Municipality of Almirante Brown and the Municipality of Ezeiza, as MetroGAS considers it has an acquired right to be recognised the reallocation on tariffs of paid amounts regarding the rate of Occupation of Public Spaces every time it is so stipulated by the gas industry regulatory framework. Law No 24,076

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

(Sect. No 41) and Executive Order No 2,255/92 (Sect. No. 9.6.2) establish that variations of costs resulting from tax changes shall impact on tariffs.

This criterion is also backed up by rulings of the Nation's Supreme Court of Justice that in the cases "Gas Natural Ban c/ Municipalidad de Campana y Litoral Gas c/ Municipalidad de Villa Constitución s/ acción meramente declarativa", pronounced that Sect. No. 9.6.2 of Executive Order No 2,255/92 established that costs variations resulting from changes in tax standards, shall be reallocated to tariffs according to what is stipulated in Sect. No. 41 of Law No 24,076.

Pursuant to what has been expressed and according to what is stipulated by the legislation in force and the resolution issued by the Department of Legal Affairs of the Ministry of Economy, MetroGAS considers that said credit is recoverable.

15.4. Turnover tax (Province of Buenos Aires)

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose gross revenue taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed gross revenue taxes on sales of natural gas at a higher rate and instructed us to include gross revenue taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. MetroGAS declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

On December 22, 2005, through Resolution No. 907/05, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from 2001 to 2003, that would have been received from customers, if the mentioned rate increase had been applied in the invoices (actually amount approximately Ps. 10 million, including interests and fines). Such Resolution was appealed on January 16, 2006, before the Tax Court of the Province of Buenos Aires.

On September 27, 2006 the "Comisión Federal de Impuestos" (Federal Tax Commission) through its judgment No 112/2006 ratified the criterion followed by the Company and rejected a motion of revision filed by the Province of Buenos Aires within a file that analyzes a situation identical to MetroGAS. Against such judgment, the Province of Buenos Aires filed and extraordinary motion of revision against the same Federal Tax Commission to be decided by the Federal Supreme Court of Justice. Said extraordinary motion was granted and up to date the same is pending of definitive decision by the Federal Supreme Court of Justice.

On March 3, 2008, through Resolutions No 95/08, 96/08 and 97/08, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from January 2004 to October 2005 of the above mentioned rate increase, and for difference in the income and expenses rate. Those amounts approximately Ps. 20 million, including interests and fines. On March 27, 2008, those resolutions were appealed before the Tax Court of the Province of Buenos Aires.

In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such rate increase to the tariffs paid by customers in compliance with the terms of the License.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

As of June 30, 2008, the Company registered an allowance of Ps. 5,497 thousand for the contingency related to the difference on the determination of the income and expenses rate.

15.5. Rates and charges

Through resolution No. 2,778/03, the ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of June 30, 2008 the total amount demanded by the ENARGAS amounted to Ps. 19,654 thousand, including interests and fines, which has been recorded as a provision.

15.6. Executives proceedings

At the time of these financial statements, the Company maintains certain executive proceedings started by holders of Negotiable Obligations, which are pending resolution.

Certain bondholders have filed attachments on MetroGAS' current accounts and collections, amounting to Ps. 1,105 thousand as of June 30, 2008.

15.7. Others

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have material impact on the Company's financial statements as of June 30, 2008.

Juan Carlos Fronza
President

METROGAS S.A.

EXHIBIT A

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION					NET BOOK VALUE 06-30-08
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE PERIOD: ANNUAL RATE (1)	FOR THE PERIOD: AMOUNT (2)	ACCUMULATED AT END OF PERIOD	
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	75,564	-	-	-	75,564	21,484	-	2%	702	22,186	53,378
High pressure mains	269,887	-	3,470	(170)	273,187	155,914	(36)	2.22% to 10%	5,008	160,886	112,301
Medium and low pressure mains	1,562,839	-	17,377	(9,787)	1,570,429	444,312	(3,781)	1.19% to 10%	18,208	458,739	1,111,690
Pressure regulating stations	58,682	-	72	-	58,754	32,260	-	4% to 12.5%	948	33,208	25,546
Consumption measurement installations	330,559	-	612	(199)	330,972	114,860	(84)	2.85% to 5%	6,030	120,806	210,166
Other technical installations	46,930	-	8	-	46,938	35,735	-	6.67%	1,457	37,192	9,746
Machinery, equipment and tools	26,631	-	381	(75)	26,937	24,913	-	6.67% to 20%	187	25,100	1,837
Computer and telecommunications equipment	153,389	-	3,846	(583)	156,652	146,662	(575)	5% to 50%	1,210	147,297	9,355
Vehicles	9,695	-	921	(1,202)	9,414	9,033	(1,154)	10% to 20%	147	8,026	1,388
Furniture and fixtures	5,456	-	-	-	5,456	5,422	-	10% to 20%	5	5,427	29
Materials	7,132	10,521	(7,409)	(88)	10,156	-	-	-	-	-	10,156
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	46,681	15,947	(15,957)	-	46,671	-	-	-	-	-	46,671
Advances to fixed assets suppliers	112	4,817	(3,981)	-	948	-	-	-	-	-	948
Subtotal	2,611,272	31,285	(660)	(12,104)	2,629,793	990,595	(5,630)	-	33,902	1,018,867	1,610,926
Distribution network extensions constructed by third parties	57,555	-	1,111	(8)	58,658	10,748	(2)	1.82% to 2.38%	572	11,318	47,340
Offsetting item for distribution network extensions	(4,175)	-	(451)	-	(4,626)	(294)	-	2% to 2.38%	(51)	(345)	(4,281)
Allowance for obsolescence of materials (Exhibit E)	(582)	(32)	-	7	(607)	-	-	-	-	-	(607)
Allowance for disposal of fixed assets (Exhibit E)	(9,748)	(2,075)	-	6,099	(5,724)	-	-	-	-	-	(5,724)
Total as of June 30, 2008	2,654,322	29,178	-	(6,006)	2,677,494	1,001,049	(5,632)	-	34,423	1,029,840	1,647,654
Total as of December 31, 2007	2,609,071	51,656	-	(6,405)	2,654,322	934,671	(5,422)	-	71,800	1,001,049	1,653,273
Total as of June 30, 2007	2,609,071	20,339	-	(3,597)	2,625,813	934,671	(3,180)	-	36,616	968,106	1,657,707

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

METROGAS S.A.

EXHIBIT C

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007

NON-CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT D

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007

CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT E

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007

ALLOWANCES

MAIN ACCOUNT	06-30-08				12-31-07	06-30-07
	BALANCE AT BEGINNING OF YEAR	INCREASE	DECREASE	BALANCE AT END OF PERIOD	BALANCE AT END OF YEAR	BALANCE AT END OF PERIOD
	Thousands of Ps.					
Deducted from assets						
For doubtful accounts (Note 4.c))	19,359	567 (1)	-	19,926	19,359	25,085
For tax on banking transaction to be recovered (Note 4.c))	1,435	-	(1,435)	-	1,435	1,435
For variation of Turnover tax for Province of Buenos Aires (Note 4.c))	1,481	-	(1,481)	-	1,481	1,481
For obsolescence of materials						
Inventories (Note 4.e))	1,620	9 (2)	-	1,629	1,620	1,551
Fixed assets	582	32 (2)	(7)	607	582	618
For disposal of fixed assets	9,748	2,075 (3)	(6,099)	5,724	9,748	2,574
Valuation allowance on deferred income tax assets	29,857	(26,133) (4)	-	3,724	29,857	132,234
Total	64,082	(23,450)	(9,022)	31,610	64,082	164,978
Included in liabilities						
For contingencies						
Executive proceedings	7,951	1,985	(350)	9,586	7,951	8,223
Turnover tax GCABA (Note 15.4)	-	5,497	-	5,497	-	-
Rates and charges (Note 15.5)	19,116	538	-	19,654	19,116	18,648
Income tax - Allowance for doubtful accounts (Note 15.2)	5,882	171	-	6,053	5,882	4,686
Others	17,436	1,380	-	18,816	17,436	14,373
Total contingencies	50,385	9,571 (5)	(350)	59,606	50,385	45,930

Notes:
(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Sundry materials of Exhibit H.
(3) Charged in results in the line Operating expenses - Others of Exhibit H
(4) Charged in results in the line Income tax (Note 3.5.j)).
(5) Charged in results in the line Contingencies reserve of Exhibit H thousands of $ 8,962 and in financing and holdings results - Others thousand of $ 609.

METROGAS S.A.

EXHIBIT F

UNAUDITED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

OPERATING COST

METROGAS S.A.

EXHIBIT G

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2008 AND 2007

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007

FOREIGN CURRENCY ASSETS AND LIABILITIES

METROGAS S.A.

EXHIBIT H

UNAUDITED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

EXPENSES INCURRED

MAIN ACCOUNT	06-30-08						06-30-07
	FIXED ASSETS EXPENSES	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS				
	Thousands of Ps.						
Payroll and other employees benefits	1,017	14,294	-	15,191	12,139	42,641	33,628
Social security contributions	396	3,999	-	3,227	3,460	11,082	8,906
Directors´and members of Surveillance committee fee	-	-	-	380	-	380	317
Fees for professional services	-	161	-	3,373	119	3,653	3,088
Technical operator´s fees	-	5,323	-	-	-	5,323	5,284
Sundry materials	-	1,754	-	-	-	1,754	1,791
Fees for sundry services	-	3,946	-	539	3,584	8,069	6,014
Postage, telephone and fax	-	211	-	536	2,301	3,048	2,584
Leases	-	35	-	674	733	1,442	1,225
Transportation and freight charges	-	-	-	232	-	232	199
Office materials	-	218	-	470	47	735	623
Travelling expenses	-	125	-	171	44	340	261
Insurance premium	-	-	-	1,106	-	1,106	1,110
Fixed assets maintenance	-	7,966	-	2,301	48	10,315	9,154
Fixed assets depreciation	-	32,575	-	1,848	-	34,423	36,616
Taxes, rates and contributions	-	1,007	22	3,206	12,490	16,725	16,911
Publicity	-	-	-	-	279	279	279
Doubtful accounts	-	-	-	-	567	567	582
Bank expenses and commissions	-	-	-	32	2,092	2,124	2,086
Contingencies reserve	-	-	-	8,962	-	8,962	4,813
Others	-	(7,994)	-	233	138	(7,623)	(2,206)
Total as of June 30, 2008	1,413	63,620	22	42,481	38,041	145,577	133,265
Total as of June 30, 2007	1,043	62,403	123	37,008	32,688	133,265

Basis of Presentation

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") and in accordance with the resolutions of the National Securities Commission ("CNV").

The consolidated interim financial statements for the six months ended June 30, 2008 and 2007 have been subject to limited reviews. Management estimates that such consolidated interim financial statements include all the necessary adjustments to fairly present the results of each period. The results for the six months ended June 30, 2008 and 2007 do not necessarily reflect the proportion of the Company's results for the full years.

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. The rate used for restatement of items was the internal wholesale price index published by the National Institute of Statistic and Census.

The Company has consolidated line by line its balance sheet as of June 30, 2008, December 31, 2007 and June 30, 2007, as well as its statements of income and cash flow for the six months ended June 30, 2008 and 2007 with the financial statements of its controlled company ("MetroENERGÍA") in compliance with Technical Resolution No. 21 issued by FACPCE, approved by the CPCECABA.

The Argentine Economic Scenario and its impact on the Company

As from the passing of the Emergency Law and its subsequent decrees, MetroGAS' activity has been significantly affected. Among the measures adopted the most important are the devaluation registered during the first months of year 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country, the consequent increase in internal prices and the pesification of prices and tariffs of public services.

Moreover, the provisions of the Emergency Law modified standards of the Regulatory Framework applicable to the transportation and distribution of natural gas, mainly those which establish that the tariffs are calculated in U.S. dollars and stated in pesos and that are adjustable according to international indexes.

These situations have been considered by the Company's Management when calculating significant accounting estimates included in these consolidated financial statements, including those related to the recoverable value of non current assets. For that purpose, the Company's Management periodically elaborates economic-financial projections from alternative scenarios based on macroeconomic, financial, market and regulatory assumptions.

As a consequence of the situations described above, such projections have considered modifications to the tariffs and adjustments to the operative costs of the Company in order to restore its economic-financial equation. Actual future results could differ from those estimates.

In Notes 2, 8 and 14 to primary financial statements, there is a detailed description of the economic context, the impacts of the Emergency Law and its ruling decrees and the uncertainties generated about the future results of the Company.

General Considerations

MetroGAS' sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS' sales and earnings, are significantly higher during the winter months (May to September), due to larger gas volumes sold and the tariff mix affecting revenues and gross profit.

On March 21, 2006 the ENARGAS by means of Resolution No. 3,462 approved, on a temporary basis, the tariff chart applicable as from July 1, 2005 and until these date.

The above mentioned tariff charts contain the values of the price of gas at wellhead that results from the Agreement for the implementation of the schedule for the normalization of gas prices at points of entry into the transportation system, signed between the Energy Secretariat and natural gas producers.

According to changes in regulations (see Note 8.4 to the primary financial statements the Board of Directors of MetroGAS decided to constitute MetroENERGÍA S.A. ("MetroENERGÍA"), on April 20, 2005; MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Analysis of Operations for the six months ended June 30, 2008 and 2007

The Company's sales decreased by 6.9% during the six months ended June 30, 2008, and operating cost decreased by 11.7% compared to the same period of the previous year, thus producing an increase in gross profit of Ps. 5,181 thousand, amounting to Ps. 151,897 thousand during the six months ended June 30, 2008 compared to Ps. 146,716 thousand in the same period of the previous year.

During the six months ended June 30, 2008 an operating income of Ps. 68,657 thousand was recorded compared to Ps. 73,163 thousand recorded in the same period of the previous year.

During the six months ended June 30, 2008 a financial and holding loss of Ps. 9,397 thousand was recorded compared to a loss of Ps. 46,131 thousand recorded in the same period of the previous year.

The Company's net income for the six months ended June 30, 2008 amounted to Ps. 61,483 thousand compared to Ps. 30,235 thousand recorded for the same period of the previous year.

Operating results and financial position

Sales

The Company's consolidated sales during the six months ended June 30, 2008 decreased by 6.9%, amounting to Ps. 434,553 thousand compared to Ps. 466,680 thousand in the same period of the previous year.

Sales decrease during the six months ended June 30, 2008 was mainly originated by MetroENERGÍA's total sales decrease amounting to Ps. 25,484.

It is important to point out that 60.4% of MetroENERGÍA's operations were carried out by trading gas on their own behalf and 39.6% by trading gas on behalf of third parties receiving a fee which is included under the line headed Sales of the Statement of Income.

Sales to residential customers decreased by 2.2% from Ps. 192,208 thousand during the six months ended June 30, 2007 to Ps. 187,963 thousand during the six months ended June 30, 2008 with a decrease of 5.1% in gas volumes delivered and an increase in the number of customers.

MetroGAS's sales with gas to industrial, commercial and governmental customers decreased by 4.0% from Ps. 42,871 thousand during the six months ended June 30, 2007 to Ps. 41,157 thousand during this period with a decrease of 4.6% in gas volumes delivered.

Sales of transportation and distribution services to power plants decreased by 17.0% from Ps. 46,463 thousand during the six months ended June 30, 2007 to Ps. 38,571 thousand during the six months ended June 30, 2008, mainly due to the decrease of 10.5% in gas volumes delivered and to the decrease in average price.

On the other hand, sales of transportation and distribution service to industrial, commercial and governmental customers increased 13.9% from Ps. 29,939 thousand during the six months ended June 30, 2007, to Ps. 34,110 thousand in this period, due to the increase in average price, and in a lesser extent, due to an increase of 2.1% in gas volumes delivered.

Sale of transportation and distribution service to CNG remained constant during the six months ended June 30, 2008 compared to the same period of the previous year.

Sale of processed natural gas increase by 42.2% from Ps. 14,248 thousand recorded during the six months ended June 30, 2007, to Ps. 20,259 thousand registered during the six months ended June 30, 2008 mainly due to the increase in average price resulting from the renegotiation of the contract since January 2008.

MetroENERGÍA's sales on its own behalf decreased by 26.1% from Ps. 92,561 thousand during the six months ended June 30, 2007 to Ps. 68,389 thousand during the six months ended June 30, 2008, mainly as a consequence of a 41.1% decrease in volumes delivered, partially offset by the increase in average price.

Commission for operations on behalf of third parties carried out by MetroENERGÍA, decreased from Ps. 4,713 thousand during the six months ended June 30, 2007 to Ps. 3,401 thousand during the same period ended June 30, 2008, as a consequence of the decrease in the selling commission rates and the decrease in the volume of operations carried out on behalf of third parties during the six months ended June 30, 2008 compared to the same period of the previous year.

The following chart shows the consolidated Company's sales by customer category for the six months ended June 30, 2008 and 2007, expressed in thousands of pesos:
	For the six months ended June 30, 2008	% of Sales	For the six months ended June 30, 2007	% of Sales
MetroGAS
Gas sales:
Residential	187,963	43.3	192,208	41.2
Industrial, Commercial and Governmental	41,157	9.5	42,871	9.2
Subtotal	229,120	52.8	235,079	50.4

Transportation and Distribution Services
Power Plants	38,571	8.9	46,463	10.0
Industrial, Commercial and Governmental	34,110	7.8	29,939	6.4
Compressed Natural Gas	20,484	4.7	20,410	4.4
Subtotal	93,165	21.4	96,812	20.8
Processed Natural Gas	20,259	4.7	14,248	3.0
Other Gas Sales and Transportation and Distribution Services	20,219	4.7	23,267	5.0
MetroENERGÍA
Sales on own behalf	68,389	15.7	92,561	19.8
Selling commission	3,401	0.7	4,713	1.0
Total of Sales	434,553	100.0	466,680	100.0

The following chart shows the Company's natural gas sales and transportation and distribution services by customer category for the six months ended June 30, 2008 and 2007, expressed in million of cubic meters:
	For the six months ended June 30, 2008	% of Sales	For the six months ended June 30, 2007	% of Sales
Gas sales:
Residential	836.9	20.6	881.9	20.4
Industrial, Commercial and Governmental	245.9	6.1	257.9	6.0
Subtotal	1,082.8	26.7	1,139.8	26.4
Transportation and Distribution Services
Power Plants	1,849.6	45.5	2,065.7	47.7
Industrial, Commercial and Governmental	476.9	11.7	467.1	10.8
Compressed Natural Gas	285.1	7.0	304.1	7.0
Subtotal	2,611.6	64.2	2,836.9	65.5
Processed Natural Gas	65.2	1.6	100.4	2.2
Other Gas Sales and Transportation and Distribution Services	304.7	7.5	256.2	5.9
Total delivered volume by MetroGAS	4,064.3	100.0	4,333.3	100.0

Total delivered volume by MetroENERGÍA on own behalf	284.6	100.0	483.6	100.0

Operating costs

Operating costs totaled Ps. 282,656 thousand during the six months ended June 30, 2008 representing a 11.7% decrease compared to Ps. 319,964 thousand recorded in the same period of the previous year. This variation was mainly due to the decrease in gas purchases and the reversal of penalties with power plants corresponding to 2007 winter period, partially offset by the increase in payroll and social contributions, and fixed assets maintenance.

Gas purchases of natural gas decreased 23.5% from Ps. 155,466 thousand during the six months ended June 30, 2007 to Ps. 118,964 thousand during this period mainly due to the decrease in volumes purchased and the decrease in average prices. During the six months ended June 30, 2008, 1,325.4 million of cubic meters were acquired by MetroGAS and 284.6 million of cubic meters were acquired by MetroENERGÍA representing a decrease of 13.4% compared to the gas volumes purchased in the six months ended June 30, 2007. This variation was mainly due to the decrease in the volume delivered to MetroENERGÍA customers.

Gas transportation costs remained constant during the six months ended June 30, 2008 compared to the same period of the previous year.

During the six months ended June 30, 2008 and 2007, the Company capitalized Ps. 1,413 thousand and Ps. 1,043 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company's operating costs by type of expense for the six months ended June 30, 2008 and 2007, expressed in thousands of pesos:
	For the six months ended June 30, 2008	% of Total Operating Costs	For the six months ended June 30, 2007	% of Total Operating Costs

Gas purchases of natural gas and processed natural gas	118,964	42.1	155,466	48.6
Gas transportation	100,548	35.6	101,534	31.7
Depreciation of fixed assets	32,575	11.5	32,143	10.0
Payroll and social contributions	19,706	7.0	15,409	4.8
Fixed assets maintenance	7,966	2.8	6,574	2.1
Technical operator's fees	5,323	1.9	5,284	1.7
Sundry materials	1,754	0.6	1,791	0.6
Fees for sundry services	3,946	1.4	2,983	0.9
Other operating expenses	(6,713)	(2.4)	(177)	(0.1)
Capitalization of operating costs in fixed assets	(1,413)	(0.5)	(1,043)	(0.3)
Total	282,656	100.0	319,964	100.0

Administrative expenses

Administrative expenses increased 14.7% from Ps. 37,104 thousand during the six months ended June 30, 2007 to Ps. 42,561 thousand during the six months ended June 30, 2008. This increase was mainly due to higher payroll and social contributions and contingency provisions, partially offset by a decrease in depreciation of fixed assets.

Selling expenses

Selling expenses increased 11.6% from Ps. 36,449 thousand during the six months ended June 30, 2007 to Ps. 40,679 thousand during the six months ended June 30, 2008, mainly due to the increase in payroll and social contributions.

Financing and holding results

During the six months ended June 30, 2008 a financial and holding loss of Ps. 9,397 thousand was recorded compared to a loss of Ps. 46,131 thousand recorded in same period of the previous year. Such variation in financial and holding results was mainly due to the exchange gain registered in the six months ended June 30, 2008, as a consequence of the decrease in the exchange rate over financial debts, and from the reversal of the discount of long term other receivables.

Other income, net

Other income net, for the six months ended June 30, 2008 totaled a gain of Ps. 1,325 thousand compared to a gain of Ps. 3,202 thousand recorded in the same period of the previous year, due to provisions recovered during the period 2007.

Income tax

During the six months ended June 30, 2008, the Company registered a gain amounted to Ps. 1,485 thousand for income tax compared to a gain of Ps. 422 thousand registered in the same period of the previous year. Such variation was mainly due to the increase in deferred assets as of June 30, 2008 compared to the same period of the previous year partially offset by the increase in MetroENERGÍA`s income tax for the six months ended June 30, 2008, compared to the same period of the previous year.

Net cash flows provided by operating activities

Net cash flows provided by operating activities were Ps. 93,297 thousand during the six months ended June 30, 2008 compared to Ps. 65,583 thousand during the same period of the previous year. Such increase in net cash flows provided by operating activities was mainly due to the decrease in cash flows required by working capital during the first semester of 2008.

Net cash flows used in investing activities

Net cash flows used in investing activities totaled Ps. 31,285 thousand during the six months ended June 30, 2008, due to higher fixed assets additions, compared to Ps. 23,785 thousand used during the same period of the previous year.

Net cash flows used in financing activities

During the six months ended June 30, 2008, Ps. 27,478 were used in financing activities, while Ps. 42,592 thousand were used during the same period in the previous year. The decrease is due to the market purchases of negotiable bonds made by the Company during 2007.

Liquidity and capital resources

Financing

As of June 30, 2008, the total indebtedness of the Company was Ps. 722,483 thousand.

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV. On October 15, 2004, Extraordinary Shareholders Meeting approved the five years extension of the Global program since August 19, 2004, that was authorized by CNV on March 31, 2005.

Under the mentioned Global Program, the following Negotiable Obligations were placed and issued (i) Series A, on March 27, 2000, by the amount of US$ 100 million, maturing in 2003, bearing interest at the rate of 9.875% per annum, (ii) Series B, on September 27, 2000, by the amount of Euros 110 million maturing in 2002, bearing interest at the rate of 7.375% per annum and (iii) Series C, on May 7, 2001, by the amount of US$ 130 million, maturing in May 2004 and bearing interest at LIBOR plus a margin ranging from 2.625% to 3.25%.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445 for the cash options received, along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company's new debt obligations (Note 9 to the primary financial statements).

Comparative consolidated balance sheets

In order to appraise the development of the Company's activities, the chart below sets forth comparative consolidated balance sheet information from the Company's unaudited consolidated interim financial statements as of June 30, 2008, 2007, 2006 and 2005 (due to the incorporation of the controlled company MetroENERGÍA S.A., registered in the Public Registry of Commerce on May 16, 2005) and the unaudited interim financial statements as of June 30, 2004.

Comparative consolidated statements of income

The chart below contains a summary of the unaudited consolidated interim statement of income for the six months ended June 30, 2008, 2007, 2006 and 2005, and the unaudited interim statements of income for the six months ended June 30, 2004.

Comparative statistical data

The chart below shows a summary of operating data for the six months ended June 30, 2008, 2007, 2006, 2005 and 2004.

Comparative ratios

The chart below contains certain financial ratios as of June 30, 2008, 2007, 2006, 2005 and 2004.

Other information

The chart below contains information regarding the price per share of the Company's common shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1)
		Ps.	US$
June	2004	1.12	3.71
June	2005	1.26	4.40
June	2006	1.04	3.33
January	2007	1.59	5.25
February	2007	1.45	4.81
March	2007	1.32	4.42
April	2007	1.40	4.85
May	2007	1.45	4.80
June	2007	1.68	5.43
January	2008	1.20	3.68
February	2008	1.26	3.88
March	2008	1.25	3.90
April	2008	1.18	3.56
May	2008	1.23	3.67
June	2008	1.18	3.91
  Prices on the last business day of the month.

Outlook

Based on the economic context and the provisions issued by the National Government, which include the modification of MetroGAS' Regulatory Framework, the Company will continue concentrating its efforts towards ensuring business continuity, maintaining the quality of gas supplies and meeting the Basic License Rules. Finally, and depending on the outcome of the renegotiation of the License define its future strategy.

Autonomous City of Buenos Aires, August 7, 2008.

Juan Carlos Fronza
President